United States securities and exchange commission logo





                             April 7, 2021

       Takumi Kitamura
       Executive Managing Director and Chief Financial Officer
       Nomura Holdings, Inc.
       9-1 Nihonbashi 1-chome
       Chuo-ku, Tokyo 103-8645
       Japan

                                                        Re: Nomura Holdings,
Inc.
                                                            Form 20-F for the
Fiscal Year Ended March 31, 2020
                                                            Filed June 30, 2020
                                                            Form 6-K for the
Month of March 2021
                                                            Filed March 29,
2021
                                                            File No. 001-15270

       Dear Mr. Kitamura:

               We have reviewed your March 16, 2021 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 6-K Filed March 29, 2021

       Exhibit 1. News Release: Possible Loss Arising From Business Activities

   1. You disclose a possible loss of approximately $2 billion from transactions between one of your US subsidiaries
and a US client. Please tell us:
                                                            The name of this US
client and your US subsidiary with the possible loss.
                                                            When you first
entered into a business relationship with this client and the nature and results of your
risk assessment you performed at that time.
                                                            How your exposure
with this client and your related risk management activities evolved over time.
                                                            The nature of the
transactions with this client and explain what is causing the possible loss.
 Takumi Kitamura
Nomura Holdings, Inc.
April 7, 2021
Page 2
                The exposure from this client at the time of this possible loss and at both December
              31, 2020 and March 31, 2020.
                Where and how the related financial instruments underlying this exposure are reflected on your balance sheet and in the financial statement footnotes in your
              December 31, 2020 Quarterly Securities Report furnished in your February 25, 2021
              Form 6-K and in your March 31, 2020 Form 20-F.
                Whether and, if so, how you hedged this exposure, including how it is reflected on your balance sheet and in the financial statement footnotes in the reports identified in the preceding bullet.
                How you considered the apparent concentration risk with this client in the disclosures in the reports identified in the second preceding bullet.

        You may contact Mark Brunhofer at 1-202-551-3638 or Michelle Miller at 1-202-551-
3368 if you have any questions.



FirstName LastNameTakumi Kitamura                               Sincerely,
Comapany NameNomura Holdings, Inc.
                                                                Division of
Corporation Finance
April 7, 2021 Page 2                                            Office of
Finance
FirstName LastName